SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

25 June, 2012

BP TO SELL JONAH GAS OPERATIONS IN WYOMING, U.S.

HOUSTON - BP (NYSE: BP) announced today that it has agreed to sell its interests in the Jonah and Pinedale upstream operations in Wyoming to LINN Energy, LLC (NASDAQ: LINE).

Under the agreement, LINN Energy has agreed to pay BP $1.025 billion in cash for the assets. Completion of the sale is subject to closing conditions including the receipt of all necessary governmental and regulatory approvals. The sale is currently expected to complete by July 31, 2012.

Bob Dudley, BP group chief executive, said: "This sale will allow us to realise the value of the mature Jonah assets and reinvest in higher growth opportunities in BP's North America gas business and elsewhere. We are actively managing our portfolio of assets and businesses worldwide, focusing our investment on future growth in BP's areas of strength."

The agreement to sell the Jonah assets brings the total value of divestments that BP has agreed since the start of 2010 to around $24 billion. BP expects this total to increase to $38 billion by the end of 2013.

Under the agreement BP is selling its operations center in Sublette County, Wyoming, and all of its working interest in approximately 260 operated wells with recent net BP natural gas production of 80 million standard cubic feet equivalent of gas a day (mmscfe/d)], and non-operated wells with recent net BP production of 66 mmscfe/d. BP's upstream production operations in Moxa and Wamsutter, Wyoming, are unaffected by the sale.

BP's U.S. onshore upstream operations are an integral part of its business and the company continues to look at opportunities for growth over the long-term.

In March 2012 BP announced a new entry into a promising new liquids-rich basin through an agreement to lease over 80,000 acres of the Utica shale basin in Ohio.

BP's North America Gas business has a high quality portfolio of assets with a presence in seven of the leading gas basins in the U.S. Lower 48 states.In 2011, BP produced over 1,800 mmscf/d natural gas in the U.S.

"BP has invested $52 billion in the U.S. over the past five years, more than any other oil and gas company. In fact, we invest more in the U.S. than anywhere else in the world," Dudley added. "The continuing development of new energy resources in our U.S. gas business demonstrates our commitment to the nation's economy and energy security."

Notes to editors:

.  BP's commitment to U.S. energy security is reflected in its natural gas business, North America Gas (NAG), which is the sixth largest producer of natural gas in the United States, with a presence in seven of the leading U.S.
   gas  basins.

.  BP has active shale positions in the Woodford, Haynesville, Fayetteville and Eagle Ford. With a huge resource base and a deep expertise in unconventional gas, including shale, the NAG business provides both production and the ability to transfer technical knowledge to BP operations worldwide.

.  BP has invested more in the United States over the last five years than any other oil and gas company. With more than $52 billion in capital spending between 2007 and 2011, BP invests more in the U.S. than in any other country.

.  The company is the second largest producer of oil and gas in the U.S., a major oil refiner and a leader in alternative energy sources including wind power and biofuels. BP provides enough energy each year to light the entire country.

. With 23,000 U.S. employees, BP supports nearly a quarter of a million domestic jobs through its business activities.

. For more information, view our BP in America animation video at:
http://www.youtube.com/watch?v=I6n9cZ1xxQw or visit www.bp.com

                                                                   - ENDS -

Further information:

BP press office, Houston: + 1 281-366-4463, uspress@bp.com

Cautionary statement:

This press release contains certain forward-looking statements with respect to the completion of BP's disposal of its interests in the Jonah and Pinedale upstream operations in Wyoming, expectations regarding BP's future divestment intentions, the prospects and expected production levels of the NAG business and otherwise, and expectations regarding future investment in the United States. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the factors such as: the timing and successful completion of the disposal; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; changes in laws and governmental regulations; actions by regulators; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; changes in public expectations and other changes to business conditions; natural disasters and adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Risk Factors" in BP's Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the US Securities and Exchange Commission (SEC).

                                                                                                                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 25 June 2012

/s/ J. Bertelsen
...............................
J. Bertelsen
Deputy Company Secretary